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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

E-House (China) Holdings Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G2952T 103**

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[√]	Rule 13d-1(d)

______________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This Schedule 13G relates to ownership of ordinary shares which are not publicly traded in the United States. The CUSIP number for the American Depositary Shares, each representing one ordinary share, is 26852W10.

CUSIP No. G2952T 103 Schedule 13G

1.	Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (Entities Only): CHF Investment Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

	(a)	[ ]

	(b)	[ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Sares Beneficially Owned By Each Reporting Person With:		5.	Sole Voting Power: 9,473,684
		6.	Shared Voting Power: 0
		7.	Sole Dispositive Power: 9,473,684
		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,473,684

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented By Amount in Row (9): 12.4%

12.	Type Of Reporting Person (See Instructions): CO

CUSIP No. G2952T 103 Schedule 13G

1.	Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (Entities Only): China Harvest Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

	(a)	[ ]

	(b)	[ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:		5.	Sole Voting Power: 0
		6.	Shared Voting Power: 9,473,684
		7.	Sole Dispositive Power: 0
		8.	Shared Dispositive Power: 9,473,684

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,473,684

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented By Amount in Row (9): 12.4%

12.	Type Of Reporting Person (See Instructions): PN

CUSIP No. G2952T 103 Schedule 13G
1.	Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (Entities Only): China Harvest Parallel Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

	(a)	[ ]

	(b)	[ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:		5.	Sole Voting Power: 0
		6.	Shared Voting Power: 0
		7.	Sole Dispositive Power: 0
		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented By Amount in Row (9): 0.0%

12.	Type Of Reporting Person (See Instructions): PN

CUSIP No. G2952T 103 Schedule 13G

1.	Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (Entities Only): China Renaissance Capital Investment, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

	(a)	[ ]

	(b)	[ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:		5.	Sole Voting Power: 0
		6.	Shared Voting Power: 9,473,684
		7.	Sole Dispositive Power: 0
		8.	Shared Dispositive Power: 9,473,684

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,473,684

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented By Amount in Row (9): 12.4%

12.	Type Of Reporting Person (See Instructions): PN

CUSIP No. G2952T 103 Schedule 13G

1.	Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (Entities Only): China Renaissance Capital Investment GP

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

	(a)	[ ]

	(b)	[ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:		5.	Sole Voting Power: 0
		6.	Shared Voting Power: 9,473,684
		7.	Sole Dispositive Power: 0
		8.	Shared Dispositive Power: 9,473,684

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,473,684

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented By Amount in Row (9): 12.4%

12.	Type Of Reporting Person (See Instructions): CO

CUSIP No. G2952T 103 Schedule 13G

1.	Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (Entities Only): China Century Investment Fund Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

	(a)	[ ]

	(b)	[ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:		5.	Sole Voting Power: 403,800
		6.	Shared Voting Power: 0
		7.	Sole Dispositive Power: 403,800
		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 403,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented By Amount in Row (9): 0.5%

12.	Type Of Reporting Person (See Instructions): CO

CUSIP No. G2952T 103 Schedule 13G

1.	Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (Entities Only): China Renaissance Capital Investment Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):

	(a)	[ ]

	(b)	[ ]

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With:		5.	Sole Voting Power: 0
		6.	Shared Voting Power: 403,800
		7.	Sole Dispositive Power: 0
		8.	Shared Dispositive Power: 403,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 403,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented By Amount in Row (9): 0.5%

12.	Type Of Reporting Person (See Instructions): CO

ITEM 1(A).    NAME OF ISSUER:

E-House (China) Holdings Limited

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road,
Shanghai 200041, People’s Republic of China

ITEM 2(A).     NAME OF PERSON FILING:

CHF Investment Limited (direct ownership)
China Harvest Fund, L.P.
China Harvest Parallel Fund I, L.P.
China Renaissance Capital Investment, L.P.
China Renaissance Capital Investment GP
China Century Investment Fund, Ltd. (direct ownership)
China Renaissance Capital Investment Inc.

The foregoing persons are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of CHF Investment Limited is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.  The address of the principal business office of each  of the other Reporting Persons filing this Schedule 13G is M&C Corporate Services Limited, P.O. Box  309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

ITEM 2(C).     CITIZENSHIP:

British Virgin Islands:
CHF Investment Limited

Cayman Islands:
China Harvest Fund, L.P.
China Harvest Parallel Fund I, L.P.
China Renaissance Capital Investment, L.P.
China Renaissance Capital Investment GP
China Century Investment Fund, Ltd.
China Renaissance Capital Investment Inc.

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(E).      CUSIP NUMBER:

      G2952T 103    Note: This Schedule 13G relates to ownership of ordinary shares which are not publicly traded in the United States. The CUSIP number for the American Depositary Shares, each representing one ordinary share, is 26852W10.

ITEM 3.           NOT APPLICABLE.

ITEM 4.           OWNERSHIP:

The percentages used in this Item 4 are calculated based upon 76,325,395 ordinary shares issued and outstanding as of December 31, 2007.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to dispose or to direct the disposition:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
CHF Investment Limited	9,473,684	12.4%	9,473,684	0	9,473,684	0
China Harvest Fund, L.P.	9,473,684	12.4%	0	9,473,684	0	9,473,684
China Harvest Parallel Fund I, L.P.	205,579*	0.3%	0	0	0	0
China Renaissance Capital Investment, L.P.	9,473,684	12.4%	0	9,473,684	0	9,473,684
China Renaissance Capital Investment GP	9,473,684	12.4%	0	9,473,684	0	9,473,684
China Century Investment Fund Ltd.	403,800	0.5%	403,800	0	403,800	0
China Renaissance Capital Investment Inc.	403,800	0.5%	0	403,800	0	403,800
*Represents economic interest only.

9,473,684 ordinary shares are held of record and beneficially owned by CHF Investment Limited, of which China Harvest Fund, L.P. owns 97.83% and China Harvest Parallel Fund I, L.P. owns 2.17%.  China Renaissance Capital Investment, L.P. is the general partner of each of China Harvest Fund, L.P.  and China Harvest Parallel Fund I, L.P.  China Renaissance Capital Investment GP is the general partner of  China Renaissance Capital Investment, L.P.  China Harvest Fund, L.P. is the majority owner of CHF Investment Limited and may be deemed to beneficially own all of the 9,473,684 shares held by CHF Investment Limited.  Each of China Renaissance Capital Investment GP and China Renaissance Capital Investment, L.P. may be deemed to beneficially own the shares beneficially owned or deemed to be beneficially owned by the entity to which it is the general partner.

403,800 ordinary shares are beneficially owned by China Century Investment Fund Ltd., of which China Renaissance Capital Investment Inc. is the sole director.  China Renaissance Capital Investment Inc. may be deemed to beneficially own the shares held by China Century Investment Fund Limited.

The board of directors of each of China Renaissance Capital Investment GP and China Renaissance Capital Investment Inc. is consisted of Mark Qiu, Hung Shih, Li Zhenzhi, Charles Pieper and Nicole Arnaboldi.  The voting and investment powers over the shares held of record by CHF Investment Limited are exercised by the investment committee of China Renaissance Capital Investment, L.P. which is consisted of the same five persons.  The board of directors of China Renaissance Capital Investment Inc.
has the voting and investment powers over the shares held of record by China Century Investment Fund Limited.  Therefore, Mark Qiu, Hung Shih, Li Zhenzhi, Charles Pieper and Nicole Arnaboldi exercise voting and investment powers over the shares held by the Reporting Persons and may be deemed to have beneficial ownership over all 9,877,484 shares reported herein.  The board of directors of China Renaissance Capital Investment Inc. has delegated voting and investment powers relating to shares of the issuer held by China Century Investment Fund Limited to Messrs. Qiu and Li, and they may be deemed to have beneficial ownership over the 403,800 shares held by China Century Investment Fund Limited.  Each Reporting Person other than CHF Investment Limited and China Century Investment Limited and each of Ms. Arnaboldi and Messrs. Qiu, Li, Shih and Pieper disclaims beneficial ownership of the shares that may be deemed to be beneficially owned by such person, except to the extent of such person’s own pecuniary interest therein.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE PAGE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Dated: February 14, 2008

CHF Investment Limited

By:	/s/ Shih Hung
Name: Shih Hung
Title: Director

China Harvest Fund, L.P.

By China Renaissance Capital Investment, L.P., its general partner
By China Renaissance Capital Investment GP, its general partner

By:	/s/ Shih Hung
Name: Shih Hong
Title: Director

China Harvest Parallel Fund I, L.P.

By China Renaissance Capital Investment, L.P., its general partner
By China Renaissance Capital Investment GP, its general partner

By:	/s/ Shih Hung
Name: Shih Hong
Title: Director

China Renaissance Capital Investment, L.P.

By China Renaissance Capital Investment GP, its general partner

By:	/s/ Shih Hung
Name: Shih Hung
Title: Director

China Renaissance Capital Investment GP

By:	/s/ Shih Hung
Name: Shih Hung
Title: Director

China Century Investment Fund Limited

By China Renaissance Capital Investment Inc., its sole director

By:	/s/ Shih Hung
Name: Shih Hung
Title: Director

China Renaissance Capital Investment Inc.

By:	/s/ Shih Hung
Name: Shih Hung
Title: Director

EXHIBITS

Exhibit 1                      Joint Filing Agreement

Exhibit 1

Joint Filing Agreement

We, the signatories of the statement on Schedule 13G to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

Dated: February 14, 2008

CHF Investment Limited

By:	/s/ Shih Hung
Name: Shih Hung
Title: Director

China Harvest Fund, L.P.

By China Renaissance Capital Investment, L.P., its general partner
By China Renaissance Capital Investment GP, its general partner

By:	/s/ Shih Hung
Name: Shih Hong
Title: Director

China Harvest Parallel Fund I, L.P.

By China Renaissance Capital Investment, L.P., its general partner
By China Renaissance Capital Investment GP, its general partner

By:	/s/ Shih Hung
Name: Shih Hong
Title: Director

China Renaissance Capital Investment, L.P.

By China Renaissance Capital Investment GP, its general partner

By:	/s/ Shih Hung
Name: Shih Hung
Title: Director

China Renaissance Capital Investment GP

By:	/s/ Shih Hung
Name: Shih Hung
Title: Director

China Century Investment Fund Limited

By China Renaissance Capital Investment Inc., its sole director

By:	/s/ Shih Hung
Name: Shih Hung
Title: Director

China Renaissance Capital Investment Inc.

By:	/s/ Shih Hung
Name: Shih Hung
Title: Director